Cordero Energy Inc

Cordero Announces Acquisition of Private Company

June 7, 2007. Calgary, Alberta. (TSX: COR) Cordero Energy Inc. ("Cordero" or "the Company") is pleased to announce that it has entered into an agreement to acquire all of the outstanding shares of a private oil and gas company. Under the terms of the agreement, Cordero will issue approximately 3.0 million shares and assume $3.65 million of net debt. The private company has entered into a separate agreement to sell certain non-core assets for $4.0 million, subject to adjustments, with a closing date scheduled for the middle of July. Proceeds from the sale of assets will be applied to reduce debt.

A Directors' Circular and Offer Circular will be mailed on or about June 13, 2007 to all shareholders of the private company. The foregoing transaction is subject to all requisite regulatory approvals. The transaction has received the unanimous approval from the management and board of directors of both companies.

The acquisition extends Cordero's opportunity base to the north of Malmo, Alberta along the Horseshoe Canyon fairway and compliments lands, facilities and development to the south of Buffalo Lake. "This acquisition is a tremendous opportunity for Cordero to continue to build a quality asset base while adding significant growth potential" said David Elgie, President and CEO of Cordero. "The target's assets, particularly to the south Buffalo Lake are an excellent fit with our existing operations from a drilling, pipelining and facility perspective."

Highlights of the transaction (all figures are net of the sale of non-core assets described above):

- Current production is approximately 340 boe per day comprising 95 percent natural gas.
- Internally estimated proved plus probable reserves of 1.6 MMboe, which is less than the target's independent engineering reserve evaluation.
- Expands land base in the Buffalo Lake and Bittern Lake area by 28,500 net acres (44.5 net sections).
- Provides an additional 20,000 net acres of undeveloped lands outside of Buffalo and Bittern Lake.
- Significant growth opportunity with over 35 net Horseshoe Canyon CBM locations, over 20 Viking and Mannville drilling and recompletion opportunities and over 40 Medicine Hat drilling and recompletion opportunities. Many conventional drilling opportunities can be tested for marginal incremental cost by deepening wells targeting the Horseshoe Canyon CBM.
- Significant synergy with pipelines and facilities. The target's lands to the south of Buffalo Lake are contiguous with Cordero's thereby reducing future per-well tie in and compression costs.

- The target has an 8 MMcfd gas plant, two field compressors and a gathering system to the south of Buffalo Lake that can be further utilized with combined future development.
- The target has 35 square miles of 3D seismic which will be used to evaluate deeper potential in the Buffalo Lake area.

Cordero is not changing its 2007 guidance at this time and will provide an update with the release of its second quarter results scheduled for August 2, 2007.

In this release, references to equivalent barrels of oil, or boe, reflect the conversion of natural gas to oil on a 6:1 energy equivalent basis. Such conversion does not reflect economic equivalence of wellhead prices and can be misleading.

The corporate information contained in these pages contains forward-looking information including expectations of future production, operating and financial results and estimates of reserves. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Cordero at the time of preparation, may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties and other factors, many of which are beyond the control of Cordero. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserves estimates, and estimates of production, costs and expenses. The risks outlined above should not be construed as exhaustive. Cordero undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws. Consequently, there is no representation by Cordero that actual results achieved during future periods will be the same in whole or in part as the information contained herein.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Website: www.corderoenergy.com

END